UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2012

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On October 24, 2012, Collabrium Japan Acquisition Corporation (the “Company”) consummated the initial public offering (“IPO”) of 4,000,000 of its units (“Units”).  Each Unit consisted of one ordinary share, no par value per share (“Ordinary Share”), and one Warrant (“Warrant”), to purchase one Ordinary Share at an exercise price of $11.50 per share.  Simultaneously with the consummation of the IPO, the Company consummated the private placement (“Private Placement”) of 3,600,000 warrants (“Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant, generating total proceeds of $2,700,000.

On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units which were sold subject to the underwriter’s over-allotment option.  The underwriter has indicated to the Company that it will not be exercising the remaining portion of the over-allotment option.  As a result, the Company’s initial shareholders will be required to forfeit an aggregate of 133,333 ordinary shares issued to them prior to the IPO.

The 4,200,000 Units sold in the IPO, including the 200,000 Units sold subject to the over-allotment option, were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $42,000,000.  Of the gross proceeds of the IPO and Private Placement, $43,370,000 (or approximately $10.33 per share) was placed in trust.

A copy of the press release issued by the Company announcing the consummation of the sale of the Units subject to the over-allotment option is included as Exhibit  99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 30, 2012	COLLABRIUM JAPAN ACQUISITION CORPORATION

	By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release.